Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: August 3rd, 2005
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), and dated September 24, 2004 (File No. 333-119240).
     This Report on Form 6-K contains:
•	Quarterly Report as to June 30, 2005

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: August 3rd, 2005	By:	/s/ Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

ALTANA
>>>FUTURE PRESPECTIVES
INTERIM REPORT TO JUNE 30, 2005

OUTLOOK FOR 2005 AS A WHOLE
>	Consolidated sales forecast of +6-8% confirmed

>	Earnings forecast increased: EBT growth in the mid single-digit percent range

>	Growth driver: increases of 8-10% for Pantoprazole

>	ALTANA Key indicators

	H 1	H1
in € million	2005	2004[1]	Δ%
Sales	1,552	1,483	5
Earnings before interest, taxes, depreciation and amortization (EBITDA)	409	369	11
Earnings before interest and taxes (EBIT)	347	310	12
Earnings before taxes (EBT)	352	316	12
Net income (EAT)	219	190	15
Earnings per share €	1.62	1.39	16

Employees (June 30)	11,100	10,767	3

Key performance indicators
(as % of sales)
EBITDA	26.4	24.9
EBIT	22.4	20.9
EBT	22.7	21.3
EAT	14.1	12.8

[1]	After adjustment according to IFRS2 ”Share-based payments” (see page 26)

GROUP 1
BUSINESS PERFORMANCE IN THE FIRST SIX MONTHS OF 2005
> Group grows – excluding special effects – by +7%
> Strong motor: the pharmaceuticals business
> Highest sales growth rates in Europe
Despite a sluggish economy in the Euro zone, ALTANA reported further growth during the second quarter, driven mainly by its strong pharmaceuticals business. Even in these difficult conditions, moderate growth was also achieved by Specialty Chemicals. Quarterly earnings exceeded the € 800 million mark for the first time.
     With sales of € 1,552 million, mid-year operating growth was up 7 % on the previous year. The impact of divestments shaved 2 percentage points off organic growth, so nominal sales rose by 5%. Exchange rate fluctuations had no impact on overall business performance.
     Sales in ALTANA Chemie were down 5% on the same period last year due to portfolio adjustments, but this
>	Sales Q2 in € million
>	Sales H1 in € million

2 GROUP
was more than compensated for by the growth (+9%) in ALTANA’s Pharmaceuticals division.
     There was particularly strong growth – around 18% – in sales in Germany, ALTANA’s home market. The high share of domestic business in total sales is reflected in the figure for international business, which accounts for 82% of Group sales (2004: 84%). Sales in European countries outside Germany also improved by 5% in spite of divestments. Here, as in Germany, business performance was fuelled essentially by ALTANA Pharma. Sales in North America dipped below the figure achieved during the same period in 2004, partly due to the impact of fluctuating exchange rates. In Asia, business continued to develop positively, if slightly less vigorously than in the first quarter of 2005.
> Sales by region

in € million		%	H 1 2005	H1 2004	Δ%
Europe	1	53	818	752	9
Germany		18	277	235	18
Rest of Europe		35	541	517	5
North America	2	27	426	448	-5
U.S.		24	369	397	-7
Latin America	3	9	144	135	7
Asia	4	9	137	126	9
Other regions	5	2	27	22	21

Total		100	1,552	1,483	5

International sales			82%	84%

GROUP 3
EARNINGS SITUATION OF THE GROUP
> Encouraging growth in earnings
> Earnings per share: €1.62
> Net income: € 219 million (+15%)
Group earnings before taxes(EBT)climbed by 12% to € 352 million in the first six months of 2005. This growth rate reflects both a good sales performance, especially in the second quarter, plus the positive impact on earnings of a special effect resulting from the termination of the DAXAS®cooperation with Pfizer: upfront and milestone payments previously received from Pfizer and posted in the balance sheet as items to be deferred over the lifetime of the cooperation were amortized with a positive impact on net income. This resulted in a € 26 million contribution to second-quarter earnings. Excluding this effect, EBT rose by 6% in the second quarter and 3% in the first six months of 2005. ALTANA ’s earnings situation continues to be influenced by high expenditure associated with preparing the
>	Earnings before taxes Q2 in € million
>	Earnings before taxes H1 in € million

4 GROUP
market launches of new pharmaceuticals and revenues in ALTANA’s Chemicals division, which were less than the previous year’s figure due to divestment. The return on Group sales (EBT) was 22.7% compared to 21.3% last year.
     On account of a lower tax rate, half-year income after taxes(EAT) and earnings per share (EPS) – up 15% and 16% respectively – increased more than EBT (+12%). EAT totaled € 219 million in the first six months of the year; the EPS figure stood at € 1.62.
> Key profit figures

	H1 2005		H1 2004[1]		Δ%
	€ m	%	€ m	%
Sales	1,552	100	1,483	100	5
Gross profit	1,044	67.3	971	65.5	8
Operating earnings (EBITDA)	409	26.4	369	24.9	11
Earnings before interest and taxes (EBIT)	347	22.4	310	20.9	12
Earnings before taxes (EBT)	352	22.7	316	21.3	12
Net income (EAT)	219	14.1	190	12.8	15
Earnings per share (EPS, in €)	1.62		1.39		16

	Q2 2005		Q2 2004[1]		Δ%
	€ m	%	€ m	%
Sales	811	100	771	100	5
Gross profit	552	68.2	505	65.5	9
Operating earnings (EBITDA)	229	28.2	192	24.9	19
Earnings before interest and taxes (EBIT)	197	24.3	162	21.0	22
Earnings before taxes (EBT)	200	24.8	165	21.3	22
Net income (EAT)	125	15.4	99	12.8	26
Earnings per share (EPS, in €)	0.92		0.73		27

[1]	After adjustment according to IFRS2 “Share-based payments”

PHARMACEUTICALS 5
ALTANA PHARMA: SALES PERFORMANCE
> ALTANA Pharma grows by 9%
> Growth of Pantoprazole, the driving force behind sales, continues uninterrupted
> Europe provides highest growth rates
ALTANA Pharma achieved a clear increase (+10%) in second-quarter sales to generate a total of € 1,130 million in the first six months of the year. This translates as a 9% improvement on the division’s performance during the same period of the previous year. Exchange rate fluctuations had no significant impact on overall sales.
     The excellent sales figures were essentially fuelled by the continuing high growth rates provided by Pantoprazole (PANTOZOL®/PROTONIX®)in Europe, as well as very good growth in Germany. Sales results in North America were 6% down on the previous year, due to currency effects and fluctuations in the delivery rhythm of Pantoprazole.
> Sales by business unit

in € million		%	H 1 2005	H 1 2004	Δ %
Therapeutics	1	87	981	903	9
OTC	2	5	62	56	11
Imaging	3	5	59	56	6
Other	4	3	28	23	21
Total		100	1,130	1,038	9

6 PHARMACEUTICALS
Thanks to Pantoprazole, which accounts for 67% of total revenues from prescription drugs, the core “Therapeutics” business grew by 9% to € 981 million. Worldwide market sales of Pantoprazole totaled € 1,343 million, up 9% on the previous year. ALTANA’s own sales climbed by 8% to € 655 million. The change of strategy adopted by Wyeth, our U.S. sales partner, which now concentrates on business with strong profit margins, is starting to have a positive impact, as demonstrated by the second-quarter growth in sales of PROTONIX®. During the first six months of 2005, sales of Pantopra-zole in the important U.S. market totaled € 674 million, up 3% on the previous year expressed in Euros and 8% in USD. Our gastrointestinal drug is still strongly placed in the U.S. market for proton pump inhibitors, accounting for some 22% of all prescriptions.

> Sales by region

in € million		%	H 1 2005	H1 2004	Δ %
Europe	1	53	599	506	18
Germany		19	215	174	23
Rest of Europe		34	384	332	16
North America	2	32	358	382	-6
U.S.		27	306	335	-9
Latin America	3	11	124	114	9
Other regions	4	4	49	36	35

Total		100	1,130	1,038	9

International sales			81%	83%

PHARMACEUTICALS 7
ALTANA PHARMA: EARNINGS TREND
> Income before taxes up by 19%
> Disproportionately high increase in earnings due to a special effect
> Return on sales climbs to 27.7%
Earnings before taxes (EBT) totaled € 312 million at the end of June, up 19% on the previous year. This figure contains a special item in the form of a contribution to earnings of € 26 million resulting from the termination of the DAXAS® cooperation with Pfizer. Excluding this effect, the EBT figure for the first half of 2005 was 9% higher than in the previous year in spite of further high expenditure on research and development, DAXAS® market preparations and the ALVESCO® launches. The return on EBT increased overall to 27.7% (2004: 25.2%), and the EBITDA margin to 31.4% (2004: 28.9%).
SPECIAL EVENTS
ALTANA and Pfizer ended their cooperation to develop and market DAXAS® (Roflumilast) as of June 30, 2005. The cooperation with Tanabe Seiyaku in Japan is not affected by this. ALTANA, which has now recovered all rights to DAXAS®, will continue to develop this substance on its own. Pfizer has undertaken to ensure a smooth handover of DAXAS® studies in the U.S.
     In the U.S., the Detrol® co-promotion agreement with Pfizer will continue under the existing terms until the end of 2006.

8 PHARMACEUTICALS
PIPELINE NEWS
Following on from the six-month data provided by the “RECORD” trial, the key results of the first 1-year “RATIO” trial with DAXAS® (Roflumilast) are now available. Concordant with the previous study results, the “RATIO” trial showed a significant improvement in lung function (FEV1*) in patients with severe and very severe chronic obstructive bronchitis (COPD) treated with DAXAS® compared to patients treated with a placebo.
     The significant long-term improvement in lung function is entirely due to the anti-inflammatory effect of DAXAS®. This is based on an innovative principle concerning the inhibition of phosphodiesterase (PDE)4. Possibly the first licensed representative of a new class of substances known as “PDE4 inhibitors”, DAXAS® may provide a means of treating the two most frequent chronic respiratory diseases, COPD and asthma. This would make the first ever causal therapeutic approach possible for COPD whilst for asthma, DAXAS® would be one of the few non-steroid anti-inflammatory options. Over 6,000 COPD and asthma patients have now been treated with DAXAS® in the context of clinical studies. The clinical studies conducted to date have shown

*	forced expiratory volume in 1 second, primary endpoint of the RATIO trial

PHARMACEUTICALS 9
Roflumilast, administered at a daily dose of 500 µg, is an effective product.
     The application to have DAXAS® licensed in Europe was filed in February 2004. Following the termination of the cooperation with Pfizer, we shall now push ahead at full speed on our own with an application to the FDA, the American licensing authority.
     ALVESC O® (Ciclesonide), our innovative inhaled corticosteroid to treat asthma, has now been licensed in 28 countries. After ALVESCO® market launches in Germany and Great Britain, it was the turn of Ireland, Poland, Chile and Colombia in the second quarter of 2005. In Australia and Brazil, ALVESCO® is due to go on the market in early August; further launch preparations are also underway, e.g. in the Netherlands.
     In Germany, just months after it was launched, ALVESCO® has already captured a share of around 5 % in the highly competitive market for inhaled corticosteroids (ICS); we are aiming to increase that figure to 10% by the end of the year. Sales in Great Britain are much slower on account of the special nature of the market. In view of the steady increase in market shares, plus further market launches, we expect to see total first-year sales of € 8 to 10 million.

10 PHARMACEUTICALS
CAPITAL EXPENDITURE
ALTANA Pharma invested € 45 million in property, plant and equipment over the past six months. Investment activity will increase significantly during the second half of the year. Investment is currently focused on the construction of a new production site in Ireland and the expansion of research capacities at the Constance headquarters and in India.
EMPLOYEES
ALTANA Pharma ended the first six months with a workforce of 8,615. This is equivalent to a worldwide increase of 622 persons, or 8%. The number of people working in our German companies increased by 3% to 3,671. Our foreign companies employed 4,944 people, i.e. 57% of the total workforce. The number of employees working outside Germany rose by 12%, with most increases occurring in the U.S., Australia and Asia.

CHEMICALS 11
ALTANA CHEMIE: SALES PERFORMANCE
> Specialty Chemicals: operating growth up 4%
> Inventory effects impact on the additives business in particular
> Growth in Asia is less dynamic
ALTANA Chemie posted sales of € 422 million in the first six months of the year under review. The 4% increase in operating sales compares modestly to the outstanding results achieved in the first six months of 2004. Portfolio adjustments in the Coatings & Sealants unit coupled with, albeit to a lesser extent, exchange rate fluctuations caused a 5% reduction in nominal sales.
     Additives & Instruments, the largest business unit, generated sales of € 184 million during the period under review, i.e. 3% more than in the previous year. The additives business was particularly affected by the
> Sales by business unit

in € million		%	H 1 2005	H1 2004	Δ %
Additives & Instruments	1	44	184	179	3
Electrical Insulation	2	35	150	148	1
Coatings & Sealants	3	21	88	118	-26

Total		100	422	445	-5

12 CHEMICALS
negative impact of inventory movements dating back to December 2004. Prompted by expectations of price increases, customers stocked up on their inventories last year, whilst demand has fallen in Asia. Despite even tougher competition and a fall in the demand for wire enamels stemming from the general economic climate, the Electrical Insulation unit reported a 1% improvement in its sales, which totaled € 150 million. As expected, divestments in the Coatings & Sealants unit meant substantially lower sales (€ 88 million) than in the previous year (2004: € 118 million); however, the businesses remaining after withdrawing from the area of industrial coatings generated growth of 6%.
     Despite the sluggish economy, sales in the home market, Germany, rose by 3% to € 62 million. Given the high contribution of European business to total Coatings & Sealants sales, the portfolio adjustments in this business unit have had a big impact on the sales performance in European countries outside Germany: the mid-year sales figure was € 157 million, i.e. 15% less than in the same period last year. Measures introduced by the Chinese government to prevent the economy from overheating put a brake on business development on Asia. Moderate sales growth of 1% to € 63 million was also achieved in the U.S. in spite of dollar exchange rate losses; excluding these effects growth amounted to 7%.

CHEMICALS 13
> Sales by region

in € million		%	H 1 2005	H1 2004	Δ %
Europe	1	52	219	246	-11
Germany		15	62	61	3
Rest of Europe		37	157	185	-15
North America	2	16	68	66	1
U.S.		15	63	62	1
Asia	3	23	99	97	2
Other regions	4	9	36	36	1

Total		100	422	445	-5

International sales			85%	86%

14 CHEMICALS
ALTANA CHEMIE: EARNINGS TREND
>	Earnings before taxes below previous year
>	Restructuring costs, higher depreciation for strategic investment and increases in the price of raw materials impact negatively on earnings
At € 54 million, mid-year earnings before taxes (EBT) fell 17% against the previous year’s figure. Several factors, including, in particular, special effects related to the divestments in the Coatings & Sealants business unit, had a negative impact on the earnings performance of ALTANA Chemie. Furthermore, the depreciation charged increased due to the commissioning of the new production plant in Wesel. Prices have been increased to compensate for the rising cost of raw materials, but the positive effect of this measure will not be felt for some time. The return on sales (EBT) fell from 14.6% to 12.8% in the first six months of this year, the EBITDA margin was down from 19.5% to 18.0%.
ORGANIZATIONAL DEVELOPMENT
ALTANA Chemie is planning further strategic acquisitions in the context of its growth strategy, including the purchase of a fourth business unit before the end of the current business year. The core Coatings & Sealants business is to be further expanded through acquisitions and the program of divestments will be concluded by the end of this year.

CHEMICALS 15
CAPITAL EXPENDITURE
Investment in property, plant and equipment totaled € 15 million in the first six months of 2005 (2004: € 21 million). Investment activity was lower than in the previous year because the project to expand the production facility in Wesel was completed in 2004.
EMPLOYEES
Compared to the previous year, the worldwide head-count of ALTANA Chemie fell by 287 persons, or 11%, to 2,423 as of June 30, 2005. This reduction is due to the sale of businesses in European countries outside Germany in connection with the strategic realignment of the Coatings & Sealants business unit.
     Some 50%, or 1,202 members of our workforce, are employed in our foreign companies. The number of people working in our German companies remained virtually unchanged at 1,221. A very small number of jobs were created in Asia.

16 GROUP
SEGMENT REPORTING

	Pharma-	Chemi-	Holding	Group
in € million	ceuticals	cals
Sales
H 1 2005	1,130	422	—	1,552
H 1 2004	1,038	445	—	1,483

Operating income (EBIT)
H 1 2005	312	57	-22	347
H 1 2004	261	67	-18	310

Earnings before taxes (EBT)
H 1 2005	312	54	-14	352
H 1 2004	262	65	-11	316

Capital expenditure[1]
H 1 2005	50	16	—	66
H 1 2004	73	34	1	108

Employees
June 30, 2005	8,615	2,423	62	11,100
June 30, 2004	7,993	2,710	64	10,767

[1]	Capital expenditure on property, plant and equipment and intangible assets

GROUP 17
ASSET AND FINANCIAL POSITION OF THE ALTANA GROUP
>	Sound balance sheet structure maintained
>	Current business activities provide a high level of cash flow
The ALTANA Group’s total mid-year assets stood at € 2,888 million, up 7% on the end of 2004. This balance sheet growth is essentially due to increased liquidity. Securities and bank deposits account for 24% of total assets. Inventories and accounts receivable increased in connection with our expanded business activities. Shareholders’ equity increased slightly to 63% as of June 30, 2005.
At € 244 million, cash flow from operating activities was up 23 % on last year, an increase which largely matched the development in earnings. Changes in working capital were slightly smaller than in the same period last year.
> ALTANA Group consolidated cash flow statement

in € million	H 1 2005	H 1 2004
Cash flow from operating activities	244	199
Cash flow used in investment activities	-64	-78
Cash flow used in financing activities	-108	-181
Effects of changes in companies consolidated and in exchange rates on cash and cash equivalents	11	1
Net change in cash and cash equivalents	83	-59
Cash and cash equivalents as of Jan. 1	317	288
Cash and cash equivalents as of June 30	400	229

18 GROUP
The cash flow used in investment activities reflects a slightly lower level of capital expenditure in comparison to last year. The main element of the cash flow used in financing activities is the dividend payment for last year.
     Overall Group liquidity, consisting of marketable securities and cash, rose from € 109 million to € 689 million in the first six months of 2005.

GROUP 19
THE ALTANA SHARE
>	ALTANA share falls behind the DAX Index in Q2
>	Mid-year market capitalization: € 6.6 billion
Having climbed by 7.8% in the six months to June 30, the DAX closed at 4,586 points.
     High-level consolidation and worries about future international economic growth initially dominated developments in April, occasionally causing the DAX to dip below its starter value at the beginning of the year. This benefited defensive sectors such as health-care. Boosted by a clear fall in the price of oil and positive corporate reports, share prices recovered in May following a period of nervous ups and downs. Substantial share price gains were seen towards the end of the month. The election results in North Rhine-West-phalia had a positive impact on the German market, as did the announcement of forthcoming early elections. The results of the French and Dutch referendums on the EU constitution threw the EU into a crisis and put the Euro under pressure. The weaker Euro gave a much-needed boost to export-oriented shares in the European market, with the German market reporting particularly high increases in share prices. The DAX index topped the 4,500 mark for the first time in about three years. The early summer rally on the international financial markets drove the German share index to over 4,600 points, a new annual high.
     In the second quarter of 2005, the DAX outperformed the Dow Jones, which closed the first half-year down 4.7% at 10,275 points.

20 GROUP
The ALTANA share price stood at € 47.33 on June 30, having performed considerably less well (1.8%) than the DAX index. It was also outperformed by the Dow Jones index on the New York Stock Exchange, where it closed the first half-year at USD 57.37, down 8.9% expressed in USD and up 2.1% in Euros.
     In contrast to the DAX, the ALTANA share initially surged ahead early in the second quarter. Buoyed up by new record results in 2004 and a positive outlook for 2005, the share hit a new high of € 53.95 on April 15, i.e. in the second quarter and first half of 2005. But despite a good start and confirmation of the positive outlook for the year as a whole, the market reacted with disappointment to the first-quarter results. This was compounded by a number of analysts’ comments which also had a negative impact on the share price. The ALTANA share did not recover until growing demand for shares in European pharmaceuticals businesses
>	Comparative performance ALTANA/DAX January 1 – June 30, 2005

GROUP 21
made itself felt in late May. This was followed in June by profit taking and a further round of consolidation in the capital markets, which led to another slump in the ALTANA share price. Its market capitalization stood at € 6.6 billion on June 30. On the DAX list issued by the German Stock Exchange, ALTANA ranked 31 (March 31, 2005: 30) in terms of market capitalization (free float) and 29 (March 31, 2005: 28) in terms of trading volume.
SPECIAL POST-QUARTER EVENTS
News of the termination of the ALTANA -Pfizer DAXAS® development and sales cooperation as of June 30 prompted a sharp downturn in the ALTANA share price, which fell about 16% at the maximum to close at € 39.88 on July 1, 2005. It subsequently recovered by around 5%, and has moved sideward at a level of about € 42 since July 6.
>	Key figures ALTANA share Frankfurt Stock Exchange (FWB, Xetra)

in €	Q2 2005	Q1 2004	Δ %
High	53.95	49.61	9
Low	45.50	43.22	5
Price at quarter end	47.33	49.05	-4
Average trading volume* (shares)	667,251	527,004	27
Ticker symbol	ALT
Security code number	ISIN DE0007600801

*	all German stock exchanges

22 GROUP
OUTLOOK
ALTANA GROUP RAISES ITS EARNINGS FORECAST FOR 2005
We still expect to see year-end growth in sales of 6% to 8% excluding acquisition effects. However, we anticipate higher earnings for the year as a whole in spite of a sharp increase in marketing and sales costs for ALVESCO®, plus higher expenditure for the ongoing development of DAXAS®. We expect the very healthy sales results achieved by ALTANA Pharma to provide growth in earnings somewhere in the mid single-digit percent range.
ALTANA PHARMA IS WELL EQUIPPED TO MEET FUTURE CHALLENGES
Sales at ALTANA Pharma are strongly driven by Panto-prazole. We expect our main pillar of sales to provide market growth of 8% to 10% in 2005. We also anticipate that our own sales of this product will develop to a similar degree. Despite the increased expenditure associated with the market launches of ALVESCO® and the ongoing development of DAXAS® , which we will now manage on our own, earnings should develop better than anticipated to finish substantially above last year’s figure.
ALTANA CHEMIE PUSHES AHEAD WITH BUSINESS EXPANSION
ALTANA ’s Chemicals division expects to see organic growth in the single-digit percent range in 2005. Any premature downturn in economic activity could, however, have a negative impact during the second half of the year. Earnings are likely to be the same as, or slightly below, the previous year’s figure. On the other hand, the positive effects of portfolio optimizations should provide a slight improvement in margins.

GROUP 23
ALTANA GROUP SEMIANNUAL STATEMENT (ABRIDGED)
ALTANA GROUP CONSOLIDATED BALANCE SHEET

ASSETS	June 30	Dec 31
in € million	2005	2004
Intangible assets, net	233	237
Property, plant and equipment, net	790	763
Long-term investments	48	48
Deferred tax assets	62	47
Other long-term assets	34	37

Total long-term assets	1,167	1,132

Inventories	357	328
Receivables and other assets	675	659
Marketable securities	289	263
Cash and cash equivalents	400	317

Total short-term assets	1,721	1,567

Total assets	2,888	2,699

LIABILITIES	June 30	Dec 31
in € million	2005	2004
Shareholders’ equity	1,808	1,660
Minority interests	2	2

Total equity	1,810	1,662

Long-term debt	13	14
Long-term provisions	323	322
Deferred tax liabilities	8	8
Other long-term liabilities	6	30

Total long-term liabilities	350	374

Short-term debt	55	44
Short-term provisions	268	245
Other short-term liabilities	405	374

Total short-term liabilities	728	663

Total liabilities	2,888	2,699

24 GROUP
ALTANA GROUP STATEMENT OF CHANGES IN EQUITY

	H 1	H 1
in € million	2005	2004
Shareholders’ equity (Jan. 1)	1,662	1,451
Dividend for the prior year	-129	-113
Net income	219	190
Translation adjustments	54	5
Changes in treasury shares	13	-35
Change of revaluation reserve	-17	-2
Capital contribution stock-based compensation	8	4
Other changes	—	-1

Total equity (June 30)	1,810	1,499

GROUP 25
ALTANA GROUP CONSOLIDATED INCOME STATEMENT

	Q 2	Q 2	H 1	H 1
in € million	2005	2004	2005	2004
Sales	811	771	1,552	1.483
Cost of sales	-259	-266	-508	-512
Gross profit	552	505	1,044	971
Selling and distribution expenses	-227	-196	-432	-383
Research and development expenses	-109	-117	-216	-218
General administrative expenses	-42	-37	-78	-75
Other operating income and expenses	23	7	29	15
Operating income	197	162	347	310
Financial income	3	3	5	6
Income before taxes	200	165	352	316
Income tax expense	-75	-66	-133	-126
Net income	125	99	219	190
attributable to ALTANA AG shareholders	125	99	219	190
attributable to minority interests	—	—	—	—

Earnings per share (in €)	0.92	0.73	1.62	1.39
Weighted average shares outstanding Jan. 1 — June 30 (thousands)			135,505	136,406

26 GROUP
REMARKS ON THE MID-YEAR FINANCIAL STATEMENTS
1 ACCOUNTING PRINCIPLES
This report by the ALTANA Group for the first six months of 2005 complies with International Accounting Standard 34. Basically, the same accounting policies and valuation principles have been applied as for the preparation of the 2004 consolidated annual financial statements. However, changes result from new IFRS accounting standards applicable since January 1, 2005.
     Under the “Improvement Project”, the International Accounting Standards Board (IASB) has revised 13 standards. For ALTANA, significant changes result from the application of IAS 1, “Presentation of Financial Statements”. Whereas ALTANA previously presented its balance sheet items in order of declining liquidity, the revised version of IAS 1 excludes this option: from now on, balance sheet items must be presented according to long-term and short-term assets/liabilities. Furthermore, minority interests are shown as a separate item in equity, and no longer as an independent category in the balance sheet. Instead of deducting minority interests in the income statement, net income is split into a portion attributable to shareholders and a portion attributable to minority interests.
     ALTANA has applied IFRS 2 “Share-based payments” since January 1, 2005. As ALTANA hedges all options issued as part of employee profit-sharing programs by buying back treasury shares, the expense was previously measured as the difference between the exercise price and the average cost of treasury shares acquired by the company. Henceforth the expense is measured at the fair value of an option based on an option-pricing model. The expense is split

GROUP 27
over the vesting period. IFRS 2 applies retroactively to all share-based payment transactions granted on or after November 7, 2002. Prior-year figures were adjusted accordingly.
     The revised version of IAS 39, “Financial Instruments: Recognition and Measurement” came into effect as of January 1, 2005. For ALTANA, the most important change is that impairment charges taken for an equity instrument classified as available-for-sale security may no longer be reversed.
     Furthermore, under the revised version of IAS 19, “Employee Benefits”, which came into effect on January 1, 2005, actuarial gains and losses resulting from fair value adjustments of pension obligations may be charged directly against equity. ALTANA has decided not to apply this option, but to stay with the corridor approach.
2 TREASURY SHARES
In connection with exercised options, ALTANA transferred 241,650 ALTANA shares to employees at strike price during the first six months of 2005. A further 2,681 shares were sold to employees under the ALTANA Investment Plan 2004 and 3,009 shares were transferred to members of the Supervisory Board by way of payment. An additional 47,974 shares were sold via the stock exchange to cover employee share option gains (from the ALTANA Investment Plans). No ALTANA treasury shares were purchased in the first six months of 2005.
This report is unaudited.

28 GROUP
DISCLAIMER FOR FORWARD-LOOKING STATEMENTS
This interim report contains forward-looking statements, i.e. current estimates or expectations of future events or future results. The forward-looking statements appearing in this report include revenue and earnings projections for the ALTANA Group, the ALTANA Pharma and ALTANA Chemie divisions, our pharmaceutical product, Pantoprazole, ALTANA’s plans for the further development of DAXAS® and expectations for the marketing success of ALVESCO® in Germany. These statements are based on beliefs of ALTANA’s management as well as assumptions made by, and information currently available to, ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R & D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business.
     Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

If you have any queries or require further information, please contact ALTANA AG, Corporate Communications.
Dr. Thomas Gauly
Senior General Manager
Head of Corporate Communications & Investor Relations
T +49 (0) 6172 1712-153
F +49 (0) 6172 1712-158
Media Relations – PR@altana.de
Steffen Müller / Stefan Schmidt
T +49 (0) 6172 1712-160 / 168
Investor Relations – IR@altana.de
Sandra Fabian / Dr. Harald Schäfer
T +49 (0) 6172 1712-163 / 165
Claudia Diller (IR USA)
T +1 212 974-6192
F +1 212 974-6190
Imprint
Published by
ALTANA AG
Herbert-Quandt-Haus
Am Pilgerrain 15
61352 Bad Homburg v. d. Höhe
Germany
Editor/Coordinator
Dr. Elke G. Krämer (Responsible)
Corporate Reporting
Design/Execution
Hilger & Boie GmbH, Wiesbaden
Printed by
Universitätsdruckerei H. Schmidt GmbH & Co KG,
Mainz-Hechtsheim
This interim report is available at our website, www.altana.com, where you will also find up-to-date news and further background information on the ALTANA Group.

> Financial calendar 2005 / 2006

R & D Day	October 12, 2005
Report on Q3 2005	November 2, 2005
Press conference	November 2, 2005
Analyst meeting	November 2, 2005
Report on sales 2005	January 25, 2006
Report on year-end results 2005	March 16, 2006
Press conference on year-end results	March 16, 2006
Analyst meeting	March 16, 2006
Report on Q1 2006	April 27, 2006
Annual General Meeting, Frankfurt	May 2, 2006
Please note that the above-mentioned dates may be subject to change.